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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13D-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. 1)*

                           E Share Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    296428105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 January 1, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                               Page 1 of 12 pages

                                  SCHEDULE 13G

ISSUER:  E Share Technologies, Inc.                         CUSIP NO.: 296428105
------                                                      ---------

--------------------------------------------------------------------------------
    1.      Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, L.L.C.)
            13-337-6808
--------------------------------------------------------------------------------
    2.     Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) [ ]
            (b) [ ]
--------------------------------------------------------------------------------
    3.     SEC Use Only
--------------------------------------------------------------------------------
    4.     Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------
  Number of Shares         5.     Sole Voting Power          0
  Beneficially Owned       -----------------------------------------------------
  by Each Reporting        6.     Shared Voting Power
  Person With:             -----------------------------------------------------
                           7.     Sole Dispositive Power     0
                           -----------------------------------------------------
                           8.     Shared Dispositive Power
--------------------------------------------------------------------------------
 9.         Aggregate Amount Beneficially Owned by Each Reporting Person    0
--------------------------------------------------------------------------------
 10.        Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)                                             [ ]
--------------------------------------------------------------------------------
 11.        Percent of Class Represented by Amount in Row (9)               0%
--------------------------------------------------------------------------------
 12.        Type of Reporting Person (See Instructions)
            CO
--------------------------------------------------------------------------------


                               Page 2 of 12 pages

                                  SCHEDULE 13G

ISSUER:  E Share Technologies, Inc.                         CUSIP NO.: 296428105
------                                                      ---------

ITEM 1.

PRELIMINARY NOTE: The information contained in this Schedule 13G has been amended to reflect a change in the name and Controlling Persons of the Reporting Person as well as a sale of the Issuer's securities by the Reporting Person which as a result of such sale, the Reporting Person no longer owns any of the Issuer's voting securities.

         (a)      NAME OF ISSUER:

                  E Share Technologies, Inc.

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  5051 Peachtree Corners Circle
                  Norcross, GA  30092-2500

ITEM 2.

         (a)      NAME OF PERSON FILING:

                  J.P. Morgan Partners (SBIC), LLC

                  Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  1221 Avenue of the Americas
                  New York, New York  10020

         (c)      CITIZENSHIP:

                  Delaware

         (d)      TITLE OF CLASS OF SECURITIES (OF ISSUER):

                  Common Stock

         (e)      CUSIP NUMBER:

                  296428105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TOSS.SS. 240. 13D-1(b) OR 240. 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

ITEM 4.  OWNERSHIP

         (a)      AMOUNT BENEFICIALLY OWNED:

                  0

         (b)      PERCENT OF CLASS:

                  0% (as of December 31, 2000)


                               Page 3 of 12 pages

                                  SCHEDULE 13G

ISSUER:  E Share Technologies, Inc.                         CUSIP NO.: 296428105
------                                                      ---------

         (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)      0
                  (ii)     Not applicable.
                  (iii)    0
                  (iv)     Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Affiliates of the Reporting Person are parties to certain co-investment arrangements with Flatiron, an Affiliate of another Stockholder of the Issuer pursuant to which the parties thereto have agreed to develop and manage a venture capital investment program for the purpose of making private investments, primarily in the securities of early stage companies in the internet area (the "Program"). In substance, the Program is similar to a typical venture capital investment firm, with certain Flatiron entities receiving the equivalent of a standard carried interest from the J.P. Morgan entities. Upon the occurrence of certain contingencies that are outside of the control of the J.P. Morgan entities, certain J.P. Morgan entities may acquire a pecuniary interest in the investments made by the Flatiron entities. None of the J.P. Morgan entities presently has any beneficial or pecuniary interest in the shares of the Issuer held by the Flatiron entities.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10. CERTIFICATION

                  Not applicable


                               Page 4 of 12 Pages

                                  SCHEDULE 13G

ISSUER:  E Share Technologies, Inc.                         CUSIP NO.: 296428105
------                                                      ---------

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2001

                                          J.P. MORGAN PARTNERS (SBIC), LLC

                                          By: /s/ JEFFREY C. WALKER
                                              ----------------------------------
                                              Name:    Jeffrey C. Walker
                                              Title:   President


                               Page 5 of 12 Pages